Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF LOSS PER SHARE OF CLASS A STOCK

THREE MONTHS ENDED MARCH 31,	2007	2006

(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC AND DILUTED EPS
Net Loss as reported	$(5,049)	$(575)

Gain per Class A Share	$(0.11)	$(0.03	) (1)

Weighted average number of shares used in calculation (in thousands)	45,722	20,124

(1)	After deduction of accrued preferred stock dividends of $46 thousand.